Exhibit 99.1

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

November 20, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of Fundtech Ltd. (the “Company”) on December 14, 2006 (the “Annual Meeting”), at 9:00 a.m., local time, at the Company’s offices at 30 Montgomery Street, 5th Floor, Jersey City, New Jersey. We look forward to greeting those of you who can attend the Annual Meeting.

Holders of the Company’s Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Your cooperation is appreciated.

                        Very truly yours,

                        Gideon Argov
                        Chairman of the Board

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders

of Fundtech Ltd.:

The 2006 Annual Meeting of Shareholders of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 30 Montgomery Street, 5th Floor, Jersey City, New Jersey, on December 14, 2006 at 9:00 a.m. local time, for the following purposes:

1.
To elect the panel of six (6) directors of the Company (the “Panel”), each director individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following. The panel of six includes Tsvi Gal, who is intended to be elected as an external director pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”). If so elected as an external director, Mr. Gal shall serve for a fixed term of three years. Ben-Zion Zilberfarb, who was elected to his second term as an external director for the purpose of the Companies Law at the 2004 annual meeting will continue to serve out his second three (3) year term (until the 2007 annual meeting) as an external director of the Company and is not part of the Panel and is not subject to reelection. (“Proposal 1”)

2.	To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of Restricted Ordinary Shares of the Company. (“Proposal 2”)

3.	To approve the annual issuance of Restricted Ordinary Shares to the Chief Executive Officer of the Company, who also serves as a director of the Company. (“Proposal 3”)

4.
To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2006 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors. (“Proposal 4”).

5.	To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record on November 13, 2006 are entitled to receive notice of and to vote at the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2005. A copy of the Annual Report is enclosed herewith.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

                    By Order of the Board of Directors,

                    Joseph J. Aulenti
                    Senior Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 20, 2006

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

____________________

PROXY STATEMENT

____________________

General Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company (“Fundtech” or the “Company”), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 14, 2006, at 9:00 a.m. local time, at the Company’s offices located at 30 Montgomery Street, 5th Floor, Jersey City, New Jersey and at any adjournment or adjournments thereof (the “Annual Meeting”). This Proxy Statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), of record at the close of business on November 13, 2006 (the “Record Date”).

Proxies for use at the Annual Meeting are solicited by the Board of Directors. All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram or by personal interviews. Such persons will receive no additional compensation for such services. The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

Gil Weiser, a director, Joseph J. Aulenti, Senior Vice President, General Counsel and Secretary, and Patrick Danna, VP Finance, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of one of the persons named in the proxy, on such other matters as may properly come before the Annual Meeting.

A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation, a later dated and signed proxy or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

This Proxy Statement is accompanied by Fundtech’s Annual Report to the shareholders for the fiscal year ended December 31, 2005. A form of proxy for use at the Annual Meeting and return envelope for the proxy are enclosed. This Proxy Statement and the accompanying proxy and ancillary documents are being furnished to shareholders on or about November 20, 2006.

Shareholders Entitled to Vote

Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting. On the Record Date, there were 15,360,676 Ordinary Shares outstanding, with each Ordinary Share entitled to one vote per share on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

The presence, in person or by proxy, of at least two holders of record holding at least 33 1/3% of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting. If within half an hour from the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the Annual Meeting will be adjourned to the first business day which follows such statutory holiday. If at the adjourned Annual Meeting there is no quorum, then two members, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the Annual Meeting was called.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for each of the proposals set forth in this Proxy Statement; provided, however, that the ordinary resolution with respect to the election of Tsvi Gal as an external director (“Proposal 1”) shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the “Non-Controlling Shareholders”), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter. Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

PROPOSAL 1 - ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of between five and seven directors. In addition, the Board of Directors has formed a Nominating Committee which is charged with the duty to evaluate candidates for positions on the Board of Directors. At this time and based on the recommendation of the Nominating Committee, the Board of Directors is recommending the six persons set forth below to serve as directors of the Company in addition to Ben-Zion Zilberfarb, a current external director of the Company under the Companies Law 5759-1999 (the “Companies Law”), who is not subject to reelection at this Annual Meeting and who shall serve until the expiration of his term ending on the date of the 2007 annual meeting of the shareholders. All of the nominees, other than Tsvi Gal who is intended to serve as the Company’s second external director under the Company’s law, currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting, provided that if elected as an external director, Mr. Gal shall hold office for a period of three years following his election, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director if elected. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Nominees For Director

The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

Name	Age	Position with the Company	Served as Director Since
Gideon Argov	50	Director and Chairman of the Board	July 2003
Reuven Ben Menachem	46	Director and Chief Executive Officer	April 1993
Yaffa Krindel	51	Director	February 2004
Stanley Stern	49	Director	July 2003
Gil Weiser	65	Director	July 2000
Tsvi Gal	46	External Director Nominee	New Nominee

Gideon Argov was elected Chairman of the Board of Directors in July 2003. Mr. Argov is currently serving as the President and Chief Executive Officer of Entegris, Inc., a materials integrity management leader in high technology. From 2001 to November 2004, he was the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts. Presently, he serves on the boards of Entegris, Inc., Interline Brands, Inc. and X-Rite Inc. Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

Yaffa Krindel has served as a director since February 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star in 1997 as the managing partner of STAR Ventures in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of Syneron Medical, a publicly traded company (ELOS) and on the boards of the following private companies: Siano Mobile Silicon Inc., OrSense Ltd., Trivnet Inc., Negevtech Ltd. and Broadlight Incorporated. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He serves as Chairman of the board of Tucows, Inc. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary from 2001 to 2006. Mr. Weiser presently serves as the CEO of Orsus solution since August 2006. He serves as director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. He served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzlia. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. He has served as Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Tsvi Gal is currently serving as the Chief Technology Officer for Deutsche Bank Asset Management, a division of Deutsche Bank and one of the world’s largest investment management organizations based in New York, since October 2005. Prior to joining Deutsche Bank, from 2002 to October 2005, Mr. Gal was Chief Information Officer and Head of Business Development at Time Warner Music Group, an entertainment company, located in New York, NY. From 1999 to 2002, Mr. Gal served as President and Chief Operating Officer of AT&T’s ATT.COM, a web services, hosting and eCommerce company, located in Basking Ridge, New Jersey. Mr. Gal also served as Chief Technology Officer of Merrill Lynch in New York, NY, initiating the first major brokerage on-line trading system. Prior to Merrill Lynch, he served as Chief Information Officer of ABN AMRO North America in Chicago, Illinois and prior to this was Vice President of Technology at Wells Fargo in San Francisco, California where he was credited with developing the first Internet bank from 1986 to 1993. From 1996 to 2001, Mr. Gal served on the USA technology delegation, to the G7 conference of leading economy nations. He is the author of Distributed Computing Management book and serves on the Board of Directors at Expand, Cardean University, Sofmit and Dati and as an advisor to Rutgers University president. Mr. Gal earned a Graduate degree in Computer Science from Rutgers University and an MBA from Golden Gate University.

Alternate Directors

The Articles of Association of the Company provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company. Any alternate director will have all of the rights and obligations of the director who appoints him or her. The alternate director may not act at any meeting at which the director who appoints him or her is present. Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

Subject to the limitations set forth in the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

Under the Companies Law, a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity. The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

•
A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.

Independent Directors

The Company’s Ordinary Shares are listed for quotation on the NASDAQ Global Market and are subject to the rules of the NASDAQ Global Market applicable to quoted companies. Under the NASDAQ rules, the Company is required to appoint a sufficient number of independent directors for them to constitute a majority of the members of the Board of Directors. The independence standard under the NASDAQ rules exclude any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the Board of Directors believes has a relationship that would interfere with such individual’s independent judgment as a director. Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation from the Company in excess of $60,000 per annum. Gideon Argov, Stanley Stern, Yaffa Krindel, Gil Weiser, Tsvi Gal and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the election of each of the nominees as directors of the Company; provided, however, that the ordinary resolution with respect to the election of Tsvi Gal as an external director shall only be deemed adopted if at least one-third of the Non-Controlling Shareholders, represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ELECT EACH OF THE NOMINEES AS DIRECTORS OF THE COMPANY AND THE ELECTION OF TSVI GAL AS AN EXTERNAL DIRECTOR OF THE COMPANY UNDER THE COMPANIES LAW.

PROPOSAL 2 - APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES TO NON-
EMPLOYEE DIRECTORS OF THE COMPANY

The Company’s success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending, subject to the approval of the shareholders of the Company, the grant of Restricted Shares, each in the following amounts:

Director	Number of Restricted Ordinary Shares	Vesting Schedule

Gideon Argov, Chairman of the Board	7,000	25% per calendar quarter
Yaffa Krindel	3, 500	25% per calendar quarter
Tsvi Gal	3, 500	25% per calendar quarter
Stanley Stern	3, 500	25% per calendar quarter
Gil Weiser	3, 500	25% per calendar quarter
Ben-Zion Zilberfarb	3, 500	25% per calendar quarter

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above grant of the Restricted Ordinary Shares to the Company’s directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE GRANT OF RESTRICTED ORDINARY SHARES TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 3 -APPROVAL OF ANNUAL ISSUANCE OF RESTRICTED ORDINARY SHARES
TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY WHO ALSO SERVES AS A
DIRECTOR OF THE COMPANY

Under the Companies Law, shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors regardless of the specific additional capacity in which he or she serves.

At the 2005 Annual Meeting of Shareholders (the “2005 Meeting”), the shareholders approved that Reuven Ben Menachem shall be granted up to 33,333 Restricted Ordinary Shares per year and shall be entitled to such other benefits as set forth in the Proxy Statement for the 2005 Meeting. In the Annual Meeting, the shareholders will be asked to authorize the Compensation Committee, Audit Committee and the Board of Directors to increase the annual number of Restricted Ordinary Shares which may be issued to Reuven Ben Menachem to 40,000 per annum.

If this Proposal 3 is approved by the shareholders of the Company, the terms of the Restricted Ordinary Share grants will be governed by the Company’s 2005 International Share Option And Restricted Share Plan.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above issuance of Restricted Ordinary Shares to Mr. Ben Menachem.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ISSUANCE OF RESTRICTED ORDINARY SHARES TO MR. BEN MENACHEM.

PROPOSAL 4 - APPOINTMENT OF AUDITORS AND AUTHORIZING THE AUDIT
COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH
AUDITORS

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, audited the consolidated financial statements of the Company for the year ended December 31, 2005, contained in the Company’s Annual Report. The audit services consisted of the firm’s audit of and report on such consolidated financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission.

Based upon the recommendation of the Audit Committee, the Board of Directors recommends that Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, be appointed as auditors for the Company for the fiscal year ending December 31, 2006.

The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2006, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Audit Committee of the Board of Directors.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

ADDITIONAL MATTERS FOR DISCUSSION
CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2005

At the Annual Meeting, the directors will review the management’s report on the business of the Company for the year ended December 31, 2005, as presented in the Company’s Annual Report for the year ended December 31, 2005, and will answer appropriate questions relating thereto.

OTHER BUSINESS

The Board of Directors of the Company at present, knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

                By Order of the Board of Directors,

                Joseph J. Aulenti
                Senior Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 20, 2006